Sixth & Main Street

P.O. Box 1988

Stillwater, Oklahoma 74076

405.742.1800

September 12, 2012

-Via EDGAR-

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Southwest Bancorp, Inc.

Stillwater, Oklahoma

Form 10-K for December 31, 2011

Form 10-Q for March 31, 2012

Form 10-Q for June 30, 2012

File No. 001-34110

Dear Mr. Nolan:

This letter is provided by Southwest Bancorp, Inc., Stillwater, Oklahoma (“Southwest”) in response to the Staff’s comments communicated by letter dated August 9, 2012 (the “Comment Letter”). Staff of the Commission has granted an extension for this reply through September 12, 2012.

In providing this response, Southwest acknowledges that:

•	Southwest is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose Southwest from taking action with respect to the filings; and

•	Southwest may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff desires additional information currently and additional disclosures in future filings, including the Form 10-Q for the quarterly period ending September 30, 2012 and the Form 10-K for the year ended December 31, 2012, but that the Staff does not suggest that an amendment of prior filings is needed.

By way of background, on June 8, 2012 Southwest received notice of the approval of its Application for Confidential Treatment of certain portions of its agreement with the principal buyer in the loans and other asset sales (CF No. 28102), and that such agreement includes certain confidentially obligations. (A copy of that agreement, with portions redacted, is included as Exhibit 10.20 to Southwest’s annual report on Form 10-K for the year ended December 31, 2011.) However, Southwest is aware of its duty to provide appropriate disclosures to the Staff and the public.

United States Securities and Exchange Commission

September 12, 2012

The Staff comment is reproduced in italics below for convenience, followed by Southwest’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Loans, page 16

1.	We note your sale of non-performing and potential problem loans with an aggregate carrying value, before transfer to assets held for sale, of $301.6 million and as a result you recognized $88.6 million in net charge-offs and an increase in the provision of $74.9 million in the fourth quarter of 2011. Please tell us and revise future filings to discuss this transaction in greater detail. In your revised disclosure please explain the difference between what you sold these loans for in the fourth quarter of 2011 and their September 30, 2011 fair value and if they were sold at a discount to their fair value. Specifically please disaggregate the various components comprising the bulk sale, including the carrying value at September 30, 2011, the specific allowance established at that time, and specific provisions determined during the fourth quarter of 2011, etc. Also please explain how you determined the specific loan loss provisions of other fair value marks taken as part of this disposition. While we note some disclosure in your Statement of Cash Flows, your current Management’s Discussion and Analysis does not have the sufficient level of detail to allow a reader to fully comprehend and analyze management’s actions in this regard.

As noted in our earnings release dated January 24, 2012, Southwest began 2011 with continued high levels of nonperforming and potential problem assets. In the spring of 2011, we reorganized and took other actions intended to strengthen our credit, loan review and workout functions. During the year, we had success in resolving some credits, but downgrades and new problem assets, mainly driven by real estate appraisal decreases with respect to collateral dependent loans, kept our total levels of unresolved credits unsatisfactorily high. The levels significantly affected Southwest’s earnings.

Faced with those facts, management and the Board of Directors considered alternatives for bringing nonperforming and potential problem assets to healthier levels. The issues were (i) should Southwest take action to eliminate the pool of higher risk loans by selling a substantial amount of nonperforming and potential problem loans at a discount to immediately reduce the risk and improve Southwest’s future prospects, or (ii) should Southwest continue to work out these loans on an orderly, credit by credit basis over some unknown period, in an uncertain economy, and with uncertain earnings impact?

Southwest’s Board of Directors carefully considered the potential costs and benefits of these alternatives to Southwest and our shareholders, in consultation with financial and legal advisors and management. The Board also considered the substantial regulatory capital cushions which could allow us to effect significant near-term sales while maintaining appropriate regulatory capital ratios. Based on this analysis, the Board concluded that sale of assets in the near-term was in the best interests of Southwest’s shareholders. The sales included a bulk sale and other individual asset sales. With the assistance of our financial and legal advisors, we conducted a competitive process whereby more than 60 entities executed confidentiality agreements to enter the bulk sale due diligence phase. After receiving over 20 whole or partial portfolio bids during the initial round of bidding, we narrowed the bidding group before receiving final round bids then selecting the highest and best bidder. The primary loan sales agreement was signed on December 1, 2011, and the final sale was executed on December 14, 2011. The sales were completed in December 2011 and as we had anticipated, we had to sell these loans at a discount to fair value. Southwest has no continuing ownership interests in the assets sold. Throughout the process, Southwest continued to follow our established allowance for loan losses methodology.

United States Securities and Exchange Commission

September 12, 2012

The definitive agreements provided for the sale to third parties of loans and other assets with aggregate carrying values of $301.6 million. Loans were transferred to loans held for sale at fair values and a discount determined by the contractual purchase prices and charge-offs of $88.6 million were taken at that time. The sales completed in the fourth quarter of 2011 resulted in net proceeds to Southwest of approximately $187.0 million. The results for the year ended December 31, 2011 include a provision for loan losses of $74.9 million and a fair value adjustment in other real estate expenses of $23.6 million in connection with the fourth quarter sales. As noted above, the provision expense was calculated in accordance with Southwest’s standard methodology and was based on the amount needed to replenish the allowance for loan losses back to the required level for the remaining loan portfolio.

As of September 30, 2011, the assets sold were loans with an aggregate fair value of $229.5 million and other real estate properties with an aggregate fair value of $67.3 million.

Future filings that include financial statements for 2011 will include the substantive disclosures stated above.

Following for your information is a disaggregation of the components of the sales.

(Dollars in thousands)	Carrying Value 9/30/2011 (1)	Fair Value 9/30/2011 (2)	Net Sales Price 12/14/2011
Loans collectively evaluated for impairment	$93,850	$93,074	$58,246
Loans individually evaluated for impairment
with a specific reserve	78,396	64,731	44,850
no specific reserve	72,323	71,725	50,625
Other real estate	56,565	67,261	34,113

	$301,134	$296,792	$187,834

(1)	Carrying Value - loans are reported at the principal balance outstanding net of the unamortized deferred loan fees. Other real estate is carried at fair value less estimated costs to sell the asset. The carrying value of the loans specifically evaluated for impairment of $78,346 is prior to deducting specific reserves of $13,664.
(2)	Fair Value - fair value of loans is estimated by discounting the cash flows using risks inherent in the loan category and interest rates currently offered for loans with similar terms and credit risks or fair values of the underlying collateral if repayment is expected solely from collateral for each asset sold on a standalone basis in an orderly transaction. The fair value of the other real estate is primarily based on the appraisal value of the underlying collateral.

Please contact me if you require additional information. I can be reached at 405.742.1808, or email at RandyWaldrup@banksnb.com.

Very truly yours,

/s/ Randy Waldrup
Randy Waldrup Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission

William Schroeder, Staff Accountant

Southwest Bancorp, Inc.

Rick Green, President and Chief Executive Officer

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